FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Extends Southern Almaden Gold/Moly Mineralization

January 30, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   provide an update on its Almaden project in south western Idaho, as well as report additional assays from the Company’s Phase 2 drill program.  Thick intervals of gold mineralization assaying higher than the average resource grade of the deposit were intersected in three holes at the southern end of the Main Zone, along with molybdenum mineralization over thicknesses up to 125 feet from surface.  While the molybdenum mineralization in the North zone and in the northern part of the Main zone is seen as continuous from surface to depths exceeding 200 feet, drilling in the south is continuing to identify smaller zones of  structurally controlled molybdenum mineralization in quantities expected to be significant to the overall evaluation of the project.

A total of 54,719 feet has now been drilled in 131 core and RC holes since the Company commenced its resource expansion drill program in the summer of 2006.  Phase 1 drilling consisted of 104 holes (41 core holes (17,774 feet) and 63 RC holes (23,040 feet)), aimed at further delineating and expanding the known gold mineralization prior to the updating of the resource and the previous 1997 feasibility study.   A synopsis of the numerous depth and lateral extensions identified in this program can be found in the recently posted President’s Message on our web-site.  The Phase 2 drilling program commenced in September 2007 with one RC rig drilling though mid-November. Phase 2 consisted of 27 holes (13,905 feet) aimed at identifying both the strike extensions of the gold mineralization, as well as further delineating the consistent molybdenum mineralization identified in the North Zone and the northern portions on the Main Zone during the Phase 1 drilling.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
718	10	150	145	0.024	0.83
Including	130	155	25	0.066	2.28
719	10	235	225	0.032	1.09
Including	20	145	125	0.047	1.62
720	55	410	355	0.021	0.70
Including	45	295	250	0.025	0.86
Including	105	220	115	0.035	1.19

The results of the three new Phase 2 holes indicate the potential for the expansion of the gold and molybdenum mineralization in the southern portion of the deposit. Holes 718 to 720 were all drilled to the east at angles of -50 degrees (718) and -60 degrees (holes 719 and 720), with all three holes encountering good gold mineralization in the hanging wall of the main feeder structure.  Holes 718 and 719 were drilled at the extreme southern end of the deposit, while 720 was drilled within the southern zone in order to intersect the main feeder zone at depth.  Mineralization continues to remains open to the south.  Significant gold assay results from these holes include:

In addition to the gold mineralization, these holes also confirm the presence of molybdenum over the known one-mile strike length of the deposit, from the continuous areas of molybdenum mineralization in the north to the more discontinuous, structurally controlled mineralization in the south.  Significant molybdenum assay results from these holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	MoS2 (%)
718	10	135	125	0.026
including	10	80	70	0.042
719	210	235	25	0.041
720	240	285	45	0.017
720	465	500	35	0.021

While delays in the receipt of assays and in the compilation of the final database have resulted in a delay in the updated resource calculation by Mine Development Associates of Reno, these delays are fortunately allowing us to incorporate these latest Phase 2 expansion holes (including the North zone in-fill holes reported on December 18, 2007) into the data base that will serve as the basis for our next resource calculation.

Analysis of the drilling, mapping and sampling data collected by the Company over the past 2 years also continues to reinforce the concept that a deeper, higher-grade bonanza feeder vein system may lie beneath the lower grade, bulk mineable surface mineralization.  Now that Freegold has identified what it believes to be the principal feeder zones in the upper parts of the deposit through systematic drilling, the Company is enagaging consultants with experience in the discovery of bonanza-grade deposits to refine its on-going exploration plans on these deeper targets.

The first consultant to visit the Almaden property was Eric Braun, PhD., an expert in epithermal gold deposits that has worked for numerous mining companies throughout the world, including Barrick Gold in Peru, and who is credited with the discovery of the high-grade Golden Promise Vein at the Knob Hill Mine in Washington.  Mr. Braun’s report states that “the geological environment at Almaden is appropriate for a deep bonanza feeder” and that “one can infer a structural control oriented N-NW, which may reflect a structural feeder.”  Mr. Braun provided Freegold with two prioritized drill locations in which to drill a fan of holes to test the deep feeder concept.  Mr. Braun’s assessment also included a review of the bulk tonnage mineralization, stating “My favourite zone to add significant new resource is to extend the deposit along trend to the south of the South zone. This area has received only minor drill testing, yet the few holes in the zone are encouraging. This area should be mapped, sampled and drilled along the E-W sections like the area further north. The target has about 1,500 feet of strike length and is open further south.”  Freegold’s second epithermal consultant, Stuart Simmons, PhD., from the University of Auckland, will be arriving on the property in late March.

RC samples reported in this release are generally analysed on five-foot intervals. All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis. Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program aimed at further expanding the size of the resource and is in the process of generating a new 43-101 resource prior to undertaking new economic evaluations in 2008.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold has also discovered many new high-grade veins and bulk tonnage shear zones in its 40,100-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale property in Alaska, where geophysical and surface sampling programs have recently been completed, and on the Rob property in Alaska, where recent drilling has intersected high-grade gold (29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet) in Pogo-style, near surface quartz veins.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

jkw@freegoldventures.com

Steve Manz

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

2